Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director
	907 Sandcastle Drive	Direct Dial: 949.760.0107
	Corona del Mar, CA 92625	gpreston@corp-law.com

February 16, 2017

VIA EDGAR and FEDERAL EXPRESS Coy Garrison, Esq. Special Counsel Office of Real Estate and Commodities Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc. (the “Company”) Amendment No. 1 to Post-Effective Amendment No. 2 to Registration Statement on Form S-11 File No. 333-205684

Dear Mr. Garrison:

On behalf of the Company, we are responding to your comment letter dated February 10, 2017 to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 (“PEA No. 2”). Responses in this letter refer to PEA No. 2 as filed. We also enclose a copy of Amendment No. 1 to PEA No. 2 marked to show changes from PEA No. 2.

Your numbered comments and our corresponding responses are set forth below.

How will your sponsor and advisor be compensated for their services?, page 9

1.       We note your Amended and Restated Advisory Agreement and related disclosure indicating that the Advisor will pay 50% of the pro rata portion of its Asset Management Fee, Subordinated Participation Fee, and Liquidation Fee on a pro rata basis to Large Investors. Please revise to clarify how the Advisor will make these payments and to explain whether the registrant will be involved in the transactions. If the payments are to be made directly from the Advisor to the Large Investors, please clarify whether there are any contractual arrangements between the parties.

Response: The requested clarifications have been made on page 9 and also on pages 11, 48 and 50.

If I buy shares, will I receive distributions and how often?, page 14

2.       We note your disclosures on pages 14 and 108 regarding "annualized rate of return," which appears to reflect the annualized distribution yield of your declared distributions from September 2016 through December 2016. As you have not paid distributions at an annualized distribution yield for two or more quarters, please remove the "Annualized Rate of Return" column from pages 14 and 108.

Response: The columns have been removed as requested with footnote disclosure as to annualized calculations.

3.       We note your disclosures regarding your distributions declared and paid on pages 14, 75, and 108. Please revise these disclosures to identify the source(s) of cash used to pay your distributions.

Response: The sources of cash used have been identified as requested.

Estimated Use of Proceeds, page 39

4.       We note your revised disclosure in footnote 2 that you have estimated acquisition fees based on an assumption that half of your acquisition fees are paid by unaffiliated sellers of properties you acquire and that half are paid by you. Please revise your disclosure, where appropriate, to explain the basis for this assumption. Please also consistently disclose the impact of this assumption on your estimated acquisition fees throughout the filing.

Response: All references to the fee splitting assumption have been deleted as the receipt of one half of the fee from a seller is neither material to any Company decision to acquire a given property, nor to a property’s income and operations post-acquisition.

Real Estate Investment, page 61

5.       We note your investments in Rich Uncles Real Estate Investment Trust I in June, November, and December 2016. Please revise your disclosure to describe the nature of your investments in your affiliated entity, including the rights and economic interests associated with your common stock ownership in Rich Uncles Real Estate Investment Trust I. Please also tell us why you believe it is appropriate to include property-level data of Rich Uncles Real Estate Investment Trust I.

Response: The requested disclosure has been provided. The Company believes that the property level data is appropriate given its 4.34% ownership in Rich Uncles Real Estate Investment Trust I and that the portfolio of that company is material information for all stockholders to consider.

6.       Please revise to indicate whether you will continue to invest in Rich Uncles Real Estate Investment Trust I and whether there is any limit on the amount you will invest in the entity. Please also expand upon your disclosure to explain your strategy as it relates to investments in securities of other entities, including but not limited to Rich Uncles Real Estate Investment Trust I.

Response: The requested disclosure has been provided.

7.       Please revise your disclosure relating to conflicts of interest to address the conflicts that arise from your investments in Rich Uncles Real Estate Investment Trust I. By way of example only, it appears from this arrangement that your Advisor and Sponsor may be receiving an asset management fee from both you and Rich Uncles Real Estate Investment Trust I based on the same underlying assets held by Rich Uncles Real Estate Investment Trust I. Please also revise your disclosure to specify any procedures you have in place to address the conflicts existing from your investments in Rich Uncles Real Estate Investment Trust I.

Response: The requested disclosure has been provided.

Redeemable Common Stock, page 80

8.       We note your disclosure that 832 shares were tendered for redemption as of September 30, 2016, and that they were repurchased on October 3, 2016. Please revise your disclosure to identify the source of cash used to fund the fulfilled redemption requests and to state the average price per share for shares redeemed.

Response:

Share Repurchase Program, page 113

Post-NAV Calculation, page 115

9.       We note your disclosure on page 115 that any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable date of repurchase, and that you will disclose any such determination to your current and prospective stockholders. Please revise your disclosure to state the time frame within which you will disclose such a determination to your current and prospective stockholders and by what means you will do so. Please also indicate whether such disclosure will remind shareholders with unsatisfied repurchase requests that their requests must be resubmitted at the start of the next month or quarter, as applicable.

Response: The requested disclosure has been provided.

10.       Please file your updated Share Repurchase Program as an exhibit to the registration statement.

Response: The Share Repurchase Program was filed as an exhibit to the Company’s Current Report on Form 8-K dated January 17, 2017. The Exhibit Index of Part II of the Registration Statement has been revised to reflect that filing.

Supplemental Sales Material, page 119

11.       Please confirm that you will submit sales material to be used in connection with this offering to us prior to its use, as required by Item 19.D of Industry Guide 5.

Response: On behalf of the Company, we hereby confirm that the sales material will be submitted.

Thank you for your assistance, and please do not hesitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston
Managing Director

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